

Mail Stop 4561

April 19, 2018

Adam Green
Chief Executive Officer
Smart Decision, Inc.
1825 Corporate Boulevard NW, Suite 110
Boca Raton, FL 33431

> **Re:** **Smart Decision, Inc.**
> **Offering Statement on Form 1-A**
> **Filed March 23, 2018**
> **File No. 024-10822**

Dear Mr. Green:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and assets consisting solely of cash and cash equivalents. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Offering Circular Cover Page

2.   Please revise to disclose your dual class structure, including that holders of the Class B Common Stock are entitled to elect a majority of the board of directors and the holders of the Class A will elect the remainder of the directors.

No Escrow

3.   You state that there is no minimum offering and that upon the approval of any subscription to the offering circular, you will immediately deposit offering proceeds into the bank account of the company and may dispose of the proceeds in accordance with the use of proceeds. Please reconcile your disclosure with your statement on page 17 that the offering will terminate if the minimum offering is not reached or, if reached, on the termination date.

Risk Factors, page 4

4.   We note that Section 15 of your bylaws includes an exclusive forum provision. Please describe the exclusive forum provision and the types of actions to which it relates and discuss the effects of such a provision on your shareholders, including the possibility that the exclusive forum provision may discourage shareholder lawsuits, or limit shareholders' ability to obtain a favorable judicial forum disputes with the company and its directors, officers or other employees.

5.   We note that Section 16 of you bylaws includes a mandatory arbitration provision. Please revise to discuss the material risks resulting from this binding arbitration provision, including how it may impact your shareholders.

We are classified as an "emerging growth company"…, page 10

6.   Please tell us whether you intend to become an Exchange Act reporting company by registering a class of your securities on Form 8-A. Refer to SEC Release No. 33-9741 (June 19, 2015) for guidance.

Dilution, page 15

7.   Please revise to provide a comparison of the public contribution under the proposed public offering and the average effective cash contribution of officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past year, or that they have a right to acquire. Refer to Item 4 of Part II to Form 1-A.

Selling Shareholders, page 16

8.   Please revise in this section and in the principal shareholder section to provide the persons who have sole or shared voting or investment power for the entities listed. Refer to Instruction to Item 5(d) of Part II to Form 1-A.

Procedures for Subscribing, page 17

9.   It appears that you will be providing subscription agreements to investors via www.minivest.com. Please provide a brief description of the material terms of the agreement with Minivest and file such agreement as an exhibit to the offering circular or tell us why it is not material. Refer to Item 17 of Part III to Form 1-A. In addition, please revise to clarify whether the Minivest platform is a marketing platform or whether it is registered as a broker dealer or funding portal.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 19

10.   Please provide details of your specific plan of operation, including the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of funding. Additionally, please clarify whether, in your opinion, the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement the plan of operations. Finally, please ensure that your plan of operation and your use of proceeds disclosures are consistent. Please refer to Item 9(c) to Part II of Form 1-A and Instruction 4 to Item 6 to Part II of Form 1-A.

Business, page 21

11.   Your disclosure provides a fragmented and vague description of your business and plan of operation and conflates your potential business with the market as a whole. Please revise the entire section to more clearly indicate which aspects of your business are aspirational and which are currently operational and separate those from the market data provided. Refer to Item 7 of Form 1-A.

12.   Please provide support for all quantitative and qualitative business and industry data used in this section, either by supplementally submitting materials or by revising the offering circular to cite (with specificity) to publicly-available material. For example only, we refer you to the forecasted growth rate of 21.12% from 2015 to 2021 and the 40% average return rate for LED products on page 21.

<u>Who will pay for SMART DECISION INC.™ services?, page 23</u>

13.   We refer to your references to industry leaders such as The Home Depot, Amazon and Lowes, among others, in describing your business. Please clarify whether you have any agreements with these companies and whether you have received permission to reproduce their logos. To the extent you have no agreements with the companies, please revise to remove the names and logos.

<u>Our Technology and Intellectual Property, page 29</u>

14.   Please expand to disclose the duration of the acquired patent and any other material term, including whether the patents are owned by the company or licensed from one of its directors or officers. Refer to Item 7(a)(2) of Form 1-A.

<u>Management, page 30</u>

15.   Please expand to briefly describe the business experience during the past five years for each director, executive officer, person nominated or chosen to become a director or executive officer, and significant employee, including: each person's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the company. Refer to Item 10(c) of Form 1-A for guidance.

<u>Certain Relationships and Related Party Transactions, page 33</u>

16.   We note that you have issued convertible notes to related parties. Please provide the material terms of those agreements and file the loan agreements as an exhibit to the offering circular or tell us why they are not material. Refer to Item 13 of Part II to Form 1-A and Item 17 of Part III to Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or me at (202) 551-3673 with any other questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel
Office of Information
Technologies and Services

cc: John E. Lux, Esq.